Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	64	(141)	723	2,232	2,583
Undistributed income of investees accounted for under the equity method	(37)	29	25	(14)	62
Interest capitalized	8	6	—	—	—

Adjusted earnings	93	(176)	698	2,246	2,521

Add fixed charges:
Interest credited to policyholders’ account balances	1,846	1,804	1,751	1,811	1,953
Gross interest expense(1)	435	653	1,056	863	917
One-third of rental expense	150	173	166	167	167

Total fixed charges	2,431	2,630	2,973	2,841	3,037

Total earnings plus fixed charges	2,524	2,454	3,671	5,087	5,558

Ratio of earnings to fixed charges(2)	1.04		1.23	1.79	1.83

(1)	Includes Securities business related interest expense which is included in “Net investment income” in the Consolidated Statements of Operations, interest which has been capitalized and amortization of debt discounts, premiums and issue costs.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than1:1 and is therefore not presented. Additional earnings of $176 million would have been required in 2001 to achieve a ratio of 1:1.